A B
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08032555

[UNITED STAT]ES
[SECURITIES AND EXCHAN]GE COMMISSION
[Washington, D.C.] 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Antaeus Capital, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1875 Century Park East, Suite 1460
(No. and Street)

Century City (City) — California (State) — 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cesar Moya (310) 788-8653
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) — Northridge (City) — California (State) — (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Cesar Moya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Antaeus Capital, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 26th day of Aug, 2008 by Cesar Albert Moya ~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Notary Public

President

Signature

Title

FAHIMEH ZOMORODIAN
Commission # 1794423
Notary Public - California
Los Angeles County
MyComm. Expires Apr 21, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Antaeus Capital, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2008


BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Antaeus Capital, Inc.:

We have audited the accompanying statement of financial condition of Antaeus Capital, Inc. (the Company) as of June 30, 2008, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Antaeus Capital, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 28, 2008

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Antaeus Capital, Inc.
Statement of Financial Condition
June 30, 2008

Assets

Cash	$ 14,537
Accounts receivable, net	260,000
Receivable from related parties	362,767
Furniture, equipment, and leasehold improvements, net	44,996
Prepaid expenses	99
Security deposit	9,426
Organization costs, net	1,700
Total assets	$ 693,525

Liabilities & Stockholder's Equity

Liabilities	
Accounts payable	$ 262,500
Income taxes payable	24,853
Total liabilities	287,353
Stockholder's equity	
Common stock, no par value, 7,500 shares authorized; 100 issued and outstanding	1,000
Additional paid-in capital	93,400
Retained earnings	311,772
Total stockholder's equity	406,172
Total liabilities and stockholder's equity	$ 693,525

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc.
Statement of Income
For the Year Ended June 30, 2008

Revenues	
Commission and fee income	$ 1,041,000
Interest income	33,048
Other income	35,000
Total revenues	1,1,09,048
Expenses	
Management fee	120,000
Commission expense	421,200
Professional & consulting fees	53,920
Communications	9,121
Occupancy	99,205
Other operating expenses	341,772
Total expenses	1,045,218
Net income (loss) before income tax provision	63,830
Income tax provision	25,723
Net income (loss)	$ 38,107

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2007	$ 1,000	$ 93,400	$ 273,665	$ 368,065
Net income (loss)	–	–	38,107	38,107
Balance at June 30, 2008	$ 1,000	$ 93,400	$ 311,772	$ 406,172

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc.
Statement of Changes in Cash Flows
For the Year Ended June 30, 2008

Cash flow from operating activities:		
Net income (loss)		$ 38,107
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 8,797	
Amortization	906	
Provision for doubtful accounts	172,000	
(Increase) decrease in:		
Accounts receivable, net	(270,000)	
Prepaid expenses	10,141	
(Decrease) increase in:		
Bank overdraft	(192,661)	
Accounts payable	165,300	
Income taxes payable	(33,710)	
Total adjustments		(139,227)
Net cash provided by (used in) operating activities		(101,120)
Cash flows from investing activities:		
Purchase of furniture, equipment & leasehold improvements	(51,491)	
Net cash provided by (used in) investing activities		(51,491)
Cash flows from financing activities:		
Proceed from loans paid by related parties	(136,767)	
Net cash provided by (used in) financing activities		(136,767)
Net increase (decrease) in cash		(289,378)
Cash at the beginning of the year		303,915
Cash at the end of the year		$ 14,537
Supplemental disclosure of cash flow information		
Cash paid during the period ended June 30, 2008		
Income taxes	$ 65,250	
Interest	$ –	

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc.
Notes to Financial Statements
June 30, 2008

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Antaeus Capital, Inc. (the "Company") was founded on June 7, 1962, in Massachusetts under the name of Oftring & Company, Inc. In April 2005, the Company changed ownership and its name to Antaeus Capital, Inc. The Company is wholly owned by Antaeus Holdings, Inc. ("Antaeus"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company's primary business is retailing corporate equity securities over-the-counter, institutional trading, selling limited partnerships, private placements, and mergers and acquisitions. The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at net realizable value with an allowance for doubtful accounts of $172,000 included in accounts receivable for the year ended June 30, 2008 (See Note 2).

Furniture, equipment and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life is capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, equipment and leasehold improvements, are depreciated over their estimated useful lives of three (3) years to seven (7) years by the straight-line method.

Organizational costs are being amortized on a straight-line basis over 60 months.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America, require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date results for the Company.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: ACCOUNTS RECEIVABLE, NET

Accounts receivable are valued and reported at net realizable value. An allowance for doubtful accounts is considered necessary because probable uncollectible accounts are material.

As of June 30, 2008, the Company wrote-off $172,000 of the expected uncollectible accounts from all services provided from the total outstanding receivables. This estimate is entered as a bad debt expense and is included in other operating expenses.

Accounts receivable, net consists of the following:

Accounts receivable	$ 432,000
Less: Allowance for doubtful accounts	(172,000)
Accounts receivable, net	$ 260,000

Note 3: RECEIVABLE FROM RELATED PARTIES

Receivable from related parties of $362,767 consists of the following:

Receivable from officer	$ 341,888
Receivable from Antaeus	20,879
Receivable from related parties, net	$ 362,767

These loans are due on demand and interest has been imputed. These receivables are a non-allowable asset for net capital purposes.

Antaeus Capital, Inc.
Notes to Financial Statements
June 30, 2008

Note 4: FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

The furniture, equipment, and leasehold improvements are recorded at cost and are as follows:

		Depreciable Life Years
Furniture & fixture	$ 16,893	7
Machinery & equipments	17,318	5
Tenant improvements	20,915	3
Less: accumulated depreciation	(10,130)	
Equipment, net	$ 44,996	

Depreciation expense for the year ended June 30, 2008, was $ 8,797.

Note 5: ORGANIZATION COSTS, NET

The organization costs are recorded at cost and are as follows:

	Amortization	Life Years
Organization costs	$ 4,531	5
Less: accumulated amortization	(2,831)	
Organization costs, net	$ 1,700	

Amortization expense for the year ended June 30, 2008, was $ 906.

Note 6: RELATED PARTY TRANSACTIONS

The Company shares facilities, staff, and equipment with Antaeus. The two companies also share common management. The Company has an expense sharing agreement with Antaeus whereby during the year ended June 30, 2008, the Company paid Antaeus $42,040 for expenses incurred on its behalf.

The Company also paid Antaeus a management fee of $120,000 for the year ended June 30, 2008.

Note 7: OTHER INCOME

During the year ended June 30, 2008, every broker/dealer in good standing received a $35,000 rebate from FINRA. This rebate is included in other income on the Company's Statement of Operations.

Note 8: OCCUPANCY

Current year occupancy expense consists of the following:

Rent	$ 99,205

Note 9: INCOME TAXES

For the year ended June 30, 2008, the Company recorded the following tax provision:

Federal income taxes	$ 17,991
State income taxes	7,732
Total income tax provision	$ 25,723

Note 10: COMMITMENTS AND CONTINGENCIES

Commitments

On June 14, 2007, the Company entered into a lease agreement for office space under a non-cancelable lease which commenced July 1, 2007 and expires June 30, 2010. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor. Also, on April 2, 2008, the Company entered into a lease agreement for office space in Shanghai, China which commenced July 1, 2008 and expires June 30, 2009.

Future minimum lease payments under the lease are as follows:

June 30,	Amount
2009	159,036
2010	122,342
2011 & thereafter	–
Total	$ 281,378

Contingencies

The Company maintains several bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. At times during the year ended June 30, 2008, cash balances held in the financial institution were in excess of the FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

Note 11: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements." The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132®" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 13: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2008, the Company had net capital deficiency of ($12,816) which was ($31,973) in deficit of its required net capital of $19,157; and the Company's ratio of aggregate indebtedness ($287,353) to net capital was -22.42 to 1, which is less than the 15 to 1 maximum ratio allowed.

At June 30, 2008, the Company was $32,973 deficient in meeting its 120% minimum capital requirement. When the Company was notified of its shortage, it immediately took action by notifying the appropriate regulatory bodies within 24 hours.

Note 14: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $24,853 difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited Focus part IIA.

Net capital per unaudited schedule		$ 12,037
Adjustments:		
Retained earnings	$ (445,789)	
Non allowable assets	420,936	
Total adjustments to net capital		(24,853)
Net capital (deficiency) per audited statements		$ (12,816)

Antaeus Capital, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2008

Computation of net capital		
Stockholder's equity		
Common stock	$ 1,000	
Additional paid-in-capital	93,400	
Retained earnings	311,172	
Total stockholder's equity		$ 406,172
Less: Non allowable assets		
Accounts receivable, in excess of related payables	–	
Receivable from related parties	(362,767)	
Furniture, equipment and leasehold improvements, net	(44,996)	
Prepaid expenses	(99)	
Security deposit	(9,426)	
Organization costs, net	(1,700)	
Net adjustments to capital		(418,988)
Net capital (deficiency)		(12,816)
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 19,157	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		19,157
Excess (deficient) net capital		$ (31,973)
Percentage of aggregate indebtedness to net capital	- 22.42:1	

There is a $24,853 difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2008. See Note 14.

Antaeus Capital, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2008

A computation of reserve requirement is not applicable to Antaeus Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Antaeus Capital, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2008

Information relating to possession or control requirements is not applicable to Antaeus Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Antaeus Capital, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2008



Certified Public Accountants

Board of Directors
Antaeus Capital, Inc.:

In planning and performing our audit of the financial statements of Antaeus Capital, Inc. (the Company), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 28, 2008

END